SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the forecast of year-end dividend for the year ending March 31, 2009. (Tuesday, February 10, 2009)

2.	Notice of Change of Management. (Tuesday, February 10, 2009)

3.	Notice of Reforming Management Systems. (Tuesday, February 10, 2009)

4.	Results of operations for the nine months ended December 31, 2008. (Tuesday, February 10, 2009)

February 10, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2009

Please be advised that Kubota Corporation (hereinafter “the Company”) has forecast the year-end dividend per ADS (American Depositary Share) for the year ending March 31, 2009 as follows:

	(per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2009	¥35 (paid)	¥35 (forecast)	¥70
Comparable previous year ended March 31, 2008	¥30	¥40	¥70

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

Considering these policies of returning profit to shareholders and the Company’s current business performance, the Company will propose ¥35 of the year-end dividend per ADS, the same amount as interim dividend of this fiscal year.

Accordingly, the annual dividends for the year ending March 31, 2009 will be ¥70 per ADS, including the interim dividend of ¥ 35.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 10, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) today made the resolutions to change Representative Directors and the titles of Directors and to appoint Corporate Officers on April 1, 2009.

The Board of Directors also nominated the candidates for Members of the Board and Corporate Auditor to be proposed at the Ordinary General Meeting of Shareholders in June 2009. Details are as follows;

1. Changes in Representative Directors (Date of assuming offices: April 1, 2009)

Newly-appointed Representative Directors	New Title	Present Title
Hirokazu Nara	Executive Managing Director, Member of the Board	Managing Director

Tetsuji Tomita	Executive Managing Director, Member of the Board	Managing Director

2. Changes in the titles of Directors (Date of assuming offices: April 1, 2009)

Name	New Title under Corporate Officer System	Present Title / Posts
Toshihiro Fukuda	Member of the Board	Executive Vice President

Eisaku Shinohara	Executive Managing Director, Member of the Board	Executive Managing Director

Yoshihiko Tabata	Member of the Board	Managing Director

Kazunobu Ueta	Member of the Board	Managing Director

Morimitsu Katayama	Managing Director, Member of the Board	Managing Director

Nobuyuki Toshikuni	Managing Director, Member of the Board	Managing Director

Masayoshi Kitaoka	Managing Director, Member of the Board	Managing Director

Masatoshi Kimata	Managing Director, Member of the Board	Managing Director

Nobuyo Shioji	Managing Director, Member of the Board	Managing Director

Takeshi Torigoe	Managing Director, Member of the Board	Director

Satoru Sakamoto	Managing Director, Member of the Board	Director

Hideki Iwabu	Managing Director, Member of the Board	Director

Takashi Yoshii	Director, Member of the Board	Director

Kohkichi Uji	Director, Member of the Board	Director

Toshihiro Kubo	Director, Member of the Board	Director

Kenshiro Ogawa	Director, Member of the Board	Director

Tetsu Fukui	Director, Member of the Board	Director

Satoshi Iida	Director, Member of the Board	Director

Shigeru Kimura	Director, Member of the Board	Director

Katsuyuki Iwana	Director	General Manager of Related products Division

Masakazu Tanaka	Director	General Manager of Farm Machinery Division

Taichi Itoh	Director	General Manager of Health & Safety Planning & Promotion Dept.

Yujiro Kimura	Director	General Manager of Electronic Equipped Machinery Division

Shinji Sasaki	Director	General Manager of Engineering Dept. in Engine Division

Hiroshi Matsuki	Director	General Manager of Secretary & Public Relations Dept.

Yuichi Kitao	Director	General Manager of Tractor Engineering Dept. in Tractor Division

Kunio Suwa	Director	General Manager of Corporate Compliance Headquarters

3. Candidates for Member of the Board (Date of assuming offices: June, 2009)

Name	Present Title
Daisuke Hatakake	Chairman and Representative Director

Moriya Hayashi	Vice Chairman

Yasuo Masumoto	President and Representative Director

Hirokazu Nara	Managing Director

Tetsuji Tomita	Managing Director

Satoru Sakamoto	Director

4. Candidate for Corporate Auditor (Date of assuming office: June, 2009)

Name	Present Title
Toshihiro Fukuda	Executive Vice President

5. Retirement from Member of the Board (Expiration of the term of offices)

Name	New Title after retirement
Toshihiro Fukuda	Corporate Auditor

Eisaku Shinohara	Executive Managing Director

Yoshihiko Tabata	Chairman of Kubota Systems Inc. (Date of assuming office: April 1,2009)

Kazunobu Ueta	Chairman of Kubota Credit Co., Ltd. (Date of assuming office: April 1,2009)

Morimitsu Katayama	Managing Director

Nobuyuki Toshikuni	Managing Director

Masayoshi Kitaoka	Managing Director

Masatoshi Kimata	Managing Director

Nobuyo Shioji	Managing Director

Takeshi Torigoe	Managing Director

Hideki Iwabu	Managing Director

Takashi Yoshii	Director

Kohkichi Uji	Director

Toshihiro Kubo	Director

Kenshiro Ogawa	Director

Tetsu Fukui	Director

Satoshi Iida	Director

Shigeru Kimura	Director

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 10, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Reforming Management Systems

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 10, 2009 to reform management systems: Introducing the Corporate Officer System; reducing the numbers of Board of Directors; reorganizing consolidated division of the parent company; and establishing the strategic planning committees to enhance competence of R&D, quality control and manufacturing. Details are as follows:

1. Introducing the Corporate Officer System

The Company will introduce the Corporate Officer System and appoint 26 corporate officers on April 1, 2009 in order that the Company intends to agilely adapt to business environment and improve management efficiency by reinforcing strategic decision-making function of Board of Directors and operational function of business activities by President and Corporate Officers.

2. Reducing members of Board of Directors

The Company will nominate 6 persons for board members out of incumbent 24 members of Board of Directors at the Ordinary General Meeting of Shareholders to be held on June 2009 in order to promote strategic decision-making by Board of Directors more agilely.

3. Appointing outside director

The Company will propose to appoint outside director at the Ordinary General Meeting of Shareholders to be held on June 2009 in order to improve supervisory function of Board of Directors.

4. Reorganizing consolidated divisions of the parent company

The Company reviewed present 2 consolidated divisions of the parent company; “Farm & Industrial Machinery Consolidated Division” and ; “Water, Environment & Infrastructure Consolidated Division” from a viewpoint of market segment, and will reorganize these 2 consolidated divisions into 3 consolidated divisions; “Farm & Industrial Machinery Consolidated Division”; “Water & Environment Systems Consolidated Division” and; “Social Infrastructure Consolidated Division” on April 1, 2009.

(1) Farm & Industrial Machinery Consolidated Division

This consolidated division promotes “soil and agriculture” related business with farm equipment, engines, construction machinery and other related products.

(2) Water & Environment Systems Consolidated Division

This consolidated division promotes “water and environment engineering” related business with pipe systems, water & sewage treatment systems, pumps and other related products.

(3) Social Infrastructure Consolidated Division

This consolidated division promotes “social infrastructure development” related business with industrial castings, air-conditioning equipment, vending machine and other related products.

5. Establishing the strategic planning committees related to R&D

The Company will establish “Research & Development Strategy Committee” and “Quality Assurance & Manufacturing Strategy Committee” on April 1, 2009 in order to enhance underlying competence of R&D, quality control and manufacturing. President will assume the offices of chairman of these committees.

(1) Research & Development Strategy Committee

This committee will assume the rolls of enhancing corporate capabilities for promoting strategic R&D through evaluating and consulting R&D themes and considering and proposing proactive R&D activities.

(2) Quality Assurance & Manufacturing Strategy Committee

This committee will assume the rolls of enhancing manufacturing capability proactively through discussing and supervising direction of manufacturing technology and production management technology, technological issues and their countermeasures.

List of Corporate Officers (Date of assuming offices: April 1, 2009)

	Title of Corporate Officers	Name	New post	Present post
	President & CEO, Member of the Board	Yasuo Masumoto

Farm & Industrial Machinery Consolidated Division	Executive Managing Director, Member of the Board	Tetsuji Tomita	General Manager of Farm & Industrial Machinery Consolidated Division and International Operations Headquarters in Farm & Industrial Machinery Consolidated Division	General Manager of Farm & Industrial Machinery Consolidated Division and International Operations Headquarters in Farm & Industrial Machinery Consolidated Division, President of Kubota Tractor Corporation

	Managing Director	Morimitsu Katayama	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division and Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.	same as on the left

	Managing Director	Nobuyuki Toshikuni	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division	General Manager of Tractor Division

	Managing Director	Masatoshi Kimata	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

	Managing Director	Nobuyo Shioji	General Manager of Construction Machinery Division	same as on the left

	Director	Takashi Yoshii	President of Kubota Manufacturing of America Corporation	same as on the left

	Director	Kenshiro Ogawa	General Manager of Tsukuba Plant and Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division	same as on the left

	Director	Satoshi Iida	President of Kubota Tractor Corporation	President of Kubota Europe S.A.S

	Director	Katsuyuki Iwana	General Manager of Related Products Division	same as on the left

	Director	Masakazu Tanaka	General Manager of Farm Machinery Division	same as on the left

	Director	Shinji Sasaki	General Manager of Engine Division	General Manger of Engineering Dept. in Engine Division

	Director	Yuichi Kitao	General Manager of Tractor Division	General Manger of Tractor Engineering Dept. in Tractor Division

Water & Environment Systems Consolidated Division	Executive Managing Director, Member of the Board	Hirokazu Nara	General Manager of Water & Environment Systems Consolidated Division	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

	Managing Director	Hideki Iwabu	General Manager of Water Engineering & Solution Division, Water & Sewage Engineering Business Unit, Membrane Systems Business Unit and Membrane Systems Business Coordination Dept.	General Manager of Water & Sewage Engineering Division, In charge of Tokyo Head Office

	Director	Kohkichi Uji	General Manager of Pipe Systems Division and Ductile Iron Pipe Business Unit	General Manager of Ductile Iron Pipe Division

	Director	Toshihiro Kubo

Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure

Business Promotion Headquarters and Water & Environment Systems, Social Infrastructure Production Control Dept.

General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division and Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division

Social Infrastructure Consolidated Division	Managing Director	Takeshi Torigoe	General Manager of Social Infrastructure Consolidated Division, Materials Division and Steel Castings Business Unit	Deputy General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Steel Castings Division

	Director	Yujiro Kimura	General Manager of Electronic Equipped Machinery Division	same as on the left

	Director	Hiroshi Matsuki	General Manager of Steel Pipe Division	General Manager of Secretary & Public Relations Dept.

Corporate Staff Section	Executive Managing Director	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Protection Dept.	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

	Managing Director	Masayoshi Kitaoka	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept. and Tokyo Administration Dept., General Manager of Head Office	In charge of Personnel Dept. and Health & Safety Planning & Promotion Dept., General Manager of Head Office

	Managing Director, Member of the Board	Satoru Sakamoto	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.	General Manager of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

	Director	Tetsu Fukui	General Manager of Environmental Equipment R&D Center and Environmental Consolidated Technology Dept.	same as on the left

	Director	Shigeru Kimura	In charge of Corporate Planning & Control Dept. (Assistant), General Manager of Finance & Accounting Dept.	General Manager of Finance & Accounting Dept.

	Director	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.	same as on the left

	Director	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters	General Manager of Corporate Compliance Headquarters

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, FEBRUARY 10, 2009)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2008 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 10, 2009 — Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2008 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the nine months ended December 31, 2008

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Nine months ended Dec. 31, 2008			% (*)	Nine months ended Dec. 31, 2007	% (*)
Revenues	¥ [$	841,645 9,248,846	]	0.5	¥837,631	1.3
Operating income	¥ [$	96,291 1,058,143	]	(9.5)	¥106,454	(1.9)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	85,333 937,725	]	(20.2)	¥106,930	(4.0)
Net income	¥ [$	46,480 510,769	]	(22.5)	¥59,942	(5.6)
Net income per ADS
Basic	¥ [$	182.03 2.00	]		¥232.36
Diluted	¥ [$	182.03 2.00	]		¥232.36

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Dec. 31, 2008			Mar. 31, 2008
Total assets	¥ [$	1,483,629 16,303,615	]	¥1,464,270
Shareholders’ equity	¥ [$	625,592 6,874,637	]	¥648,097
Ratio of shareholders’ equity to total assets		42.2%		44.3%
Shareholders’ equity per ADS	¥ [$	2,458.91 27.02	]	¥2,530.44

Notes : The United States dollar amounts included herein represent translations using the approximate exchanging rate on December 30, 2008, ¥91=US$1, solely for convenience.

Each American Depositary Share (“ADS”) represents five common shares.

(*) represents percentage change from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

2. Cash dividends

	(In yen)
	Cash dividends per ADS
	First quarter period	Second quarter period	Third quarter period	Year-end		Total
Year ended March 31, 2008	—	¥30.00	—	¥40.00		¥70.00
Year ending March 31, 2009	—	¥35.00	—	¥35.00 (Forecast	)	¥70.00 (Forecast	)

3. Anticipated results of operations for the year ending March 31, 2009

	(In millions of yen except per ADS amounts)
	Year ending March 31, 2009	% (*)
Revenues	¥1,100,000	(4.7)
Operating income	¥105,000	(23.3)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥92,000	(24.9)
Net income	¥50,000	(26.5)
Net income per ADS	¥196.53

Note : (*) represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in number of material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

Please refer to “4. Other information” on page 6.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

a)	Changes due to the revision of accounting standards: Yes

b)	Changes in matters other than a) above: No

Please refer to “4. Other information” on page 6.

(4) Number of shares outstanding including treasury stock as of December 31, 2008	:	1,285,919,180
Number of shares outstanding including treasury stock as of March 31, 2008	:	1,285,919,180
Number of treasury stock as of December 31, 2008	:	13,827,197
Number of treasury stock as of March 31, 2008	:	5,315,673
Weighted average number of shares outstanding during the nine months ended December 31, 2008	:	1,276,746,008
Weighted average number of shares outstanding during the nine months ended December 31, 2007	:	1,289,826,162

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

Summary of the results of operations for the nine months under review

For the nine months ended December 31, 2008, revenues of Kubota Corporation and subsidiaries (collectively “the Company”) increased ¥4.0 billion (0.5%), to ¥841.6 billion from the corresponding period in the prior year, due mainly to an increase in overseas revenues in Internal Combustion Engine & Machinery, while domestic revenues decreased.

In the domestic market, revenues decreased ¥8.5 billion (2.1%), to ¥394.5 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery decreased. Sales of farm equipment and engines decreased slightly, while sales of construction machinery declined substantially.

Revenues in Pipes, Valves, and Industrial Castings increased due mainly to sales increase of ductile iron pipes and spiral welded steel pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering increased, but revenues in Other decreased.

In overseas markets, revenues increased ¥12.5 billion (2.9%), to ¥447.2 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery increased mainly due to sales increase of farm equipment and engines, even though sales of construction machinery declined. Revenues in Pipes, Valves, and Industrial Castings substantially increased due to sales increase of ductile iron pipes. Revenues in Environmental Engineering decreased, while revenues in Other increased. As a result, the ratio of overseas revenues to consolidated revenues rose 1.2 percentage points, to 53.1 % compared with the corresponding period in the prior year.

Operating income decreased ¥10.2 billion (9.5%), to ¥96.3 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery decreased mainly due to appreciation of the yen and price hikes of materials. Operating income in Pipes, Valves, and Industrial Castings increased owing to sales increase of ductile iron pipes. Although operating loss in Environmental Engineering decreased steadily, operating income in Other decreased due to a decreased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥21.6 billion (20.2%), to ¥85.3 billion. This decrease is due to a decrease in operating income and an increase in other expenses resulting from increases in foreign exchange loss.

Income taxes were ¥33.4 billion (representing an effective tax rate of 39.1%), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥5.5 billion. As a result, net income was ¥46.5 billion, ¥13.5 billion (22.5%) lower than the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥600.5 billion, 0.4% higher than the corresponding period in the prior year, comprising 71.3 % of consolidated revenues. Domestic revenues decreased 4.2%, to ¥181.7 billion, and overseas revenues increased 2.5%, to ¥418.9 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, the operating environment continued to be challenging due to a decrease in construction investment and stagnant demand for farm equipment resulted from economic slowdown and the price hikes of fertilizer and fodder. In this circumstance, the Company actively introduced new products and implemented promotional sales activity, however total sales of farm equipment slightly decreased, and construction machinery decreased substantially. On the other hand, sales of engines slightly increased.

In overseas markets, sales of tractors increased. Sales of tractors in North America decreased due to a stagnation of the markets and appreciation of the yen. In Asia outside Japan, sales of tractors in Thailand continued to increase, and sales in Europe also increased steadily due to launching new products. Sales of farm machinery also increased sharply owing to a sales increase of combine harvesters and rice transplanters in China. On the other hand, sales of construction machinery decreased due to the rapid economic slowdown in Europe, sales of engine decreased due to inventory adjustment in European and North American clients.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 5.1%, to ¥152.1 billion from the corresponding period in the prior year, comprising 18.1% of consolidated revenues. Domestic revenues increased 4.1%, to ¥128.3 billion, and overseas revenues increased 10.9%, to ¥23.8 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, sales of ductile iron pipes increased largely due to price increases, and sales of spiral welded steel pipes also increased. On the other hand, sales of plastic pipes decreased due to declining demand, and sales of industrial castings decreased substantially due to decreased sales of ductile tunnel segment.

In overseas markets, sales of industrial castings slightly decreased, however export sales of ductile iron pipes to the Middle East increased.

3) Environmental Engineering

Revenues in Environmental Engineering increased 18.5%, to ¥37.6 billion from the corresponding period in the prior year, comprising 4.5 % of consolidated revenues. Domestic revenues increased 24.0%, to ¥34.3 billion, and overseas revenues decreased 18.2%, to ¥3.3 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of all products increased. In overseas markets, sales of pumps increased, while sales of submerged membrane system decreased.

4) Other

Revenues in Other decreased 18.5%, to ¥51.3 billion from the corresponding period in the prior year, comprising 6.1 % of consolidated revenues. Domestic revenues decreased 19.8%, to ¥50.2 billion, and overseas revenues increased 161.2%, to ¥1.2 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased substantially in this segment due to the decreased demand for cigarette-vending machines with the function of age-identification, for which the temporary demand was very high in the prior year. Sales of construction also decreased.

In addition, sales of condominiums were absent in this fiscal year because some shares of the subsidiary which conducted condominium business were sold and the subsidiary changed into an affiliated Company in the prior year. As a result, revenues in Other largely decreased.

Kubota Corporation

and Subsidiaries

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of December 2008 amounted to ¥1,483.6 billion, an increase of ¥19.4 billion (1.3%) compared with those at the end of March 2008. Current assets increased largely due to an increase in notes and accounts receivable and inventories. An increase in notes and accounts receivable resulted from a large reduction in sales of trade accounts in North America. On the other hand, investments and long-term finance receivables decreased due to a decrease in unrealized gains on securities as a result of the decline in stock market prices. As for liabilities, interest-bearing debt increased largely owing to an increase of borrowing resulted from a reduction in sales of trade accounts, and trade notes and accounts payable also increased. Total shareholders’ equity decreased because an increase in amount of accumulated other comprehensive loss, which resulted mainly from a decrease in unrealized gains on securities, exceeded the increase in retained earnings. Shareholders’ equity ratio was 42.2%, 2.1 percentage points lower than the prior year end.

(2) Cash flows

Net cash provided by operating activities during the nine months under review was ¥7.2 billion. Total net cash provided by operating activities was limited, because of an increase in notes and accounts receivables, which resulted from a sharp reduction in sales of trade accounts in North America, and an increase in inventories.

Net cash used in investing activities was ¥61.8 billion. Amount of increase in finance receivables exceeded amount of collection of finance receivables due to an expansion of retail financing in Thailand.

Net cash provided by financing activities was ¥61.3 billion. Borrowing amount exceeded repayment amount due to additional funding requirement arisen from an expansion of retail financing and reduction in sales of trade accounts in North America.

3. Prospect for the fiscal year under review

The Company revised downward a forecast of revenues for the year ending March 31, 2009 by ¥35.0 billion, to ¥1,100.0 billion from the previous forecast, which was released in November 7, 2008.

In overseas markets, revenues in Internal Combustion Engine and Machinery are forecast to decrease significantly from the previous forecast. In the domestic market, revenues in Internal Combustion Engine and Machinery and Pipes, Valves and Industrial Castings are expected to decrease from the previous forecast.

The forecast of operating income is expected to decrease ¥5.0 billion, to ¥105.0 billion, from the previous forecast, in consideration of business performance up to the third quarter of this fiscal year and recent business development. Income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies is forecast to decrease ¥13.0 billion, to ¥92.0 billion, from the previous forecast. Net income is also forecast to decrease ¥8.0 billion, to ¥50.0 billion, from the previous forecast. (These forecasts are based on the assumption of an exchange rate of ¥103=US$1.)

	(In millions of yen)
	Previous Forecasts on Nov. 7, 2008	Revised Forecasts	Change		Prior year (Year ended Mar. 31, 2008)
Revenues	1,135,000	1,100,000	(35,000)	(3.1)%	1,154,574
Operating Income	110,000	105,000	(5,000)	(4.5)%	136,875
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	105,000	92,000	(13,000)	(12.4)%	122,577
Net income	58,000	50,000	(8,000)	(13.8)%	68,026

Kubota Corporation

and Subsidiaries

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the nine months ended December 31, 2008 was calculated using a reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

Since April 1, 2008, the Company has adopted SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of this statement did not have a material impact on the Company’s consolidated result of operations and financial position.

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Dec. 31, 2008		Mar. 31, 2008		Change	Dec. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	92,124		88,784		3,340	88,723
Notes and accounts receivable	373,134		277,937		95,197	300,462
Short-term finance receivables-net	115,329		113,409		1,920	108,045
Inventories	238,204		206,220		31,984	223,050
Interest in sold receivables	2,078		77,767		(75,689)	61,814
Other current assets	70,786		58,521		12,265	65,163

Total current assets	891,655	60.1	822,638	56.2	69,017	847,257	55.8
Investments and long-term finance receivables	311,372	21.0	350,491	23.9	(39,119)	382,360	25.2
Property, plant, and equipment	229,268	15.5	238,073	16.3	(8,805)	234,745	15.5
Other assets	51,334	3.4	53,068	3.6	(1,734)	52,810	3.5

Total	1,483,629	100.0	1,464,270	100.0	19,359	1,517,172	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)
	Dec. 31, 2008		Mar. 31, 2008		Change	Dec. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	138,475		113,087		25,388	145,844
Notes and accounts payable	227,624		212,274		15,350	236,913
Other current liabilities	116,742		128,124		(11,382)	123,614
Current portion of long-term debt	68,238		65,976		2,262	62,893

Total current liabilities	551,079	37.1	519,461	35.5	31,618	569,264	37.5
Long-term liabilities:
Long-term debt	215,438		183,945		31,493	165,268
Accrued retirement and pension costs	36,658		43,790		(7,132)	29,824
Other long-term liabilities	11,600		25,747		(14,147)	44,149

Total long-term liabilities	263,696	17.8	253,482	17.3	10,214	239,241	15.8

Minority interests	43,262	2.9	43,230	2.9	32	40,217	2.6

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	451,209		423,927		27,282	420,240
Accumulated other comprehensive income (loss)	(13,310)		31,177		(44,487)	56,676
Treasury stock	(9,066)		(3,766)		(5,300)	(5,225)

Total shareholders’ equity	625,592	42.2	648,097	44.3	(22,505)	668,450	44.1

Total	1,483,629	100.0	1,464,270	100.0	19,359	1,517,172	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Nine months ended Dec. 31, 2008		Nine months ended Dec. 31, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	841,645	100.0	837,631	100.0	4,014	0.5	1,154,574	100.0
Cost of revenues	606,176	72.0	594,022	70.9	12,154	2.0	824,093	71.4
Selling, general, and administrative expenses	137,652	16.4	137,296	16.4	356	0.3	192,935	16.7
Loss (gain) from disposal and impairment of businesses and fixed assets	1,526	0.2	(141)	(0.0)	1,667	—	671	0.0

Operating income	96,291	11.4	106,454	12.7	(10,163)	(9.5)	136,875	11.9

Other income (expenses):
Interest and dividend income	4,300		3,219		1,081		4,472
Interest expense	(1,809)		(878)		(931)		(986)
Gain on sales of securities -net	16		664		(648)		704
Valuation loss on other investments	(754)		(40)		(714)		(6,715)
Foreign exchange loss -net	(11,773)		(12)		(11,761)		(9,043)
Other -net	(938)		(2,477)		1,539		(2,730)

Other income (expenses), net	(10,958)		476		(11,434)		(14,298)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	85,333	10.1	106,930	12.8	(21,597)	(20.2)	122,577	10.6

Income taxes	33,400		41,663		(8,263)		48,044

Minority interests in earnings of subsidiaries	6,205		5,961		244		6,790

Equity in net income of affiliated companies	752		434		318		94

Income from continuing operations	46,480	5.5	59,740	7.1	(13,260)	(22.2)	67,837	5.9

Income from discontinued operations, net of taxes	—		202		(202)		189

Net income	46,480	5.5	59,942	7.2	(13,462)	(22.5)	68,026	5.9

	(In yen)

Basic earnings per ADS (5 common shares):	182.03		232.36				264.01

Diluted earnings per ADS (5 common shares):	182.03		232.36				264.01

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of yen)
Nine months ended Dec. 31, 2008
Operating activities:
Net income	46,480
Depreciation and amortization	22,917
Valuation loss on other investments	754
Minority interests in earnings of subsidiaries	6,205
Deferred income taxes	12,730
Increase in notes and accounts receivable	(108,600)
Increase in inventories	(47,084)
Decrease in interest in sold receivables	70,052
Increase in other current assets	(23,294)
Increase in trade notes and accounts payable	31,418
Decrease in income taxes payable	(6,461)
Increase in other current liabilities	10,375
Decrease in accrued retirement and pension costs	(7,004)
Other	(1,291)

Net cash provided by operating activities	7,197

Investing activities:
Purchases of fixed assets	(26,356)
Proceeds from sales of property, plant, and equipment	947
Increase in finance receivables	(145,812)
Collection of finance receivables	110,785
Other	(1,406)

Net cash used in investing activities	(61,842)

Financing activities:
Proceeds from issuance of long-term debt	101,085
Repayments of long-term debt	(54,940)
Net increase in short-term borrowings	40,404
Cash dividends	(19,193)
Purchases of treasury stock	(5,326)
Other	(756)

Net cash provided by financing activities	61,274

Effect of exchange rate changes on cash and cash equivalents	(3,289)

Net increase in cash and cash equivalents	3,340
Cash and cash equivalents at beginning of period	88,784

Cash and cash equivalents at end of period	92,124

Note:	The Company did not disclose the consolidated statement of cash flows in its earning release for the nine months ended December 31, 2007.

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Nine months ended December 31, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	600,528	152,125	37,646	51,346	841,645	—	841,645
Intersegment	24	241	104	11,346	11,715	(11,715)	—

Total	600,552	152,366	37,750	62,692	853,360	(11,715)	841,645

Cost of revenues and operating expenses	501,332	141,340	42,601	60,191	745,464	(110)	745,354
Operating income (loss)	99,220	11,026	(4,851)	2,501	107,896	(11,605)	96,291

Nine months ended December 31, 2007

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	598,208	144,684	31,756	62,983	837,631	—	837,631
Intersegment	14	235	63	11,308	11,620	(11,620)	—

Total	598,222	144,919	31,819	74,291	849,251	(11,620)	837,631

Cost of revenues and operating expenses	493,032	134,426	37,594	67,301	732,353	(1,176)	731,177
Operating income (loss)	105,190	10,493	(5,775)	6,990	116,898	(10,444)	106,454

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Nine months ended December 31, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	424,423	223,490	88,435	93,734	11,563	841,645	—	841,645
Intersegment	209,311	7,869	2,930	972	—	221,082	(221,082)	—

Total	633,734	231,359	91,365	94,706	11,563	1,062,727	(221,082)	841,645

Cost of revenues and operating expenses	586,097	207,143	82,985	81,758	9,764	967,747	(222,393)	745,354
Operating income	47,637	24,216	8,380	12,948	1,799	94,980	1,311	96,291

(3) Overseas revenues

Nine months ended December 31, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	220,177	92,948	106,003	28,046	447,174
Consolidated revenues					841,645
Ratio of overseas revenues to consolidated revenues	26.2%	11.0%	12.6%	3.3%	53.1%

Notes:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

The Company did not disclose information by geographic segments and overseas revenues in its earning release for the nine months ended December 31, 2007.

Consolidated Statements of Shareholders’ Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance at April 1, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Net income					46,480			46,480
Other comprehensive loss						(44,487)		(44,487)
Cash dividends, ¥75 per ADS					(19,193)			(19,193)
Purchases of treasury stock	(8,512)				(5)		(5,300)	(5,305)

Balance at December 31, 2008	1,272,092	84,070	93,150	19,539	451,209	(13,310)	(9,066)	625,592

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Nine months ended Dec. 31, 2008		Nine months ended Dec. 31, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	527,129	62.6	509,699	60.8	17,430	3.4	677,074	58.6

Domestic	165,930		166,917		(987)	(0.6)	218,828
Overseas	361,199		342,782		18,417	5.4	458,246

Construction Machinery	73,399	8.7	88,509	10.6	(15,110)	(17.1)	116,580	10.1

Domestic	15,730		22,640		(6,910)	(30.5)	29,488
Overseas	57,669		65,869		(8,200)	(12.4)	87,092

Internal Combustion Engine & Machinery	600,528	71.3	598,208	71.4	2,320	0.4	793,654	68.7

Domestic	181,660	21.6	189,557	22.6	(7,897)	(4.2)	248,316	21.5
Overseas	418,868	49.7	408,651	48.8	10,217	2.5	545,338	47.2

Pipes and Valves	119,915	14.3	108,635	13.0	11,280	10.4	151,846	13.2

Domestic	111,594		103,189		8,405	8.1	144,949
Overseas	8,321		5,446		2,875	52.8	6,897

Industrial Castings	32,210	3.8	36,049	4.3	(3,839)	(10.6)	49,753	4.3

Domestic	16,746		20,052		(3,306)	(16.5)	26,100
Overseas	15,464		15,997		(533)	(3.3)	23,653

Pipes, Valves, & Industrial Castings	152,125	18.1	144,684	17.3	7,441	5.1	201,599	17.5

Domestic	128,340	15.3	123,241	14.7	5,099	4.1	171,049	14.8
Overseas	23,785	2.8	21,443	2.6	2,342	10.9	30,550	2.7

Environmental Engineering	37,646	4.5	31,756	3.8	5,890	18.5	70,878	6.1

Domestic	34,311	4.1	27,677	3.3	6,634	24.0	64,934	5.6
Overseas	3,335	0.4	4,079	0.5	(744)	(18.2)	5,944	0.5

Building Materials & Housing	4,920	0.6	8,367	1.0	(3,447)	(41.2)	9,931	0.9

Domestic	4,920		8,367		(3,447)	(41.2)	9,931

Other	46,426	5.5	54,616	6.5	(8,190)	(15.0)	78,512	6.8

Domestic	45,240		54,162		(8,922)	(16.5)	78,006
Overseas	1,186		454		732	161.2	506

Other	51,346	6.1	62,983	7.5	(11,637)	(18.5)	88,443	7.7

Domestic	50,160	5.9	62,529	7.5	(12,369)	(19.8)	87,937	7.7
Overseas	1,186	0.2	454	0.0	732	161.2	506	0.0

Total	841,645	100.0	837,631	100.0	4,014	0.5	1,154,574	100.0

Domestic	394,471	46.9	403,004	48.1	(8,533)	(2.1)	572,236	49.6
Overseas	447,174	53.1	434,627	51.9	12,547	2.9	582,338	50.4

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

	(In billions of yen)
	Year ending March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Domestic	233.5		248.3		(14.8)	(6.0)
Overseas	512.0		545.4		(33.4)	(6.1)

Internal Combustion Engine and Machinery	745.5	67.8	793.7	68.7	(48.2)	(6.1)

Domestic	178.0		171.0		7.0	4.1
Overseas	33.0		30.6		2.4	7.8

Pipes, Valves, and Industrial Castings	211.0	19.2	201.6	17.5	9.4	4.7

Domestic	65.5		65.0		0.5	0.8
Overseas	5.5		5.9		(0.4)	(6.8)

Environmental Engineering	71.0	6.4	70.9	6.1	0.1	0.1

Domestic	71.5		87.9		(16.4)	(18.7)
Overseas	1.0		0.5		0.5	100.0

Other	72.5	6.6	88.4	7.7	(15.9)	(18.0)

Total	1,100.0	100.0	1,154.6	100.0	(54.6)	(4.7)

Domestic	548.5	49.9	572.2	49.6	(23.7)	(4.1)
Overseas	551.5	50.1	582.4	50.4	(30.9)	(5.3)

Kubota Corporation

and Subsidiaries

<Reference>

Results for Three Months Ended December 31, 2008

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Dec. 31, 2008
	Amount	%
Revenues	269,323	100.0
Cost of revenues	193,164	71.7
Selling, general, and administrative expenses	47,042	17.5
Loss from disposal and impairment of businesses and fixed assets	902	0.3

Operating income	28,215	10.5

Other income (expenses):
Interest and dividend income	1,608
Interest expense	(625)
Gain on sales of securities -net	—
Valuation loss on other investments	(46)
Foreign exchange loss -net	(9,574)
Other -net	(180)

Other income (expenses), net	(8,817)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	19,398	7.2
Income taxes	7,610
Minority interests in earnings of subsidiaries	1,617
Equity in net income of affiliated companies	572

Income from continuing operations	10,743	4.0
Income from discontinued operations, net of taxes	—

Net income	10,743	4.0

	(In yen)
Basic earnings per ADS (5 common shares):	42.19
Diluted earnings per ADS (5 common shares):	42.19

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended December 31, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	179,450	59,487	14,239	16,147	269,323	—	269,323
Intersegment	9	120	21	4,235	4,385	(4,385)	—

Total	179,459	59,607	14,260	20,382	273,708	(4,385)	269,323

Cost of revenues and operating expenses	153,497	52,142	15,968	19,903	241,510	(402)	241,108
Operating income (loss)	25,962	7,465	(1,708)	479	32,198	(3,983)	28,215

(2) Information by geographic segments

Three months ended December 31, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	144,121	70,533	21,935	29,109	3,625	269,323	—	269,323
Intersegment	61,750	2,070	841	276	—	64,937	(64,937)	—

Total	205,871	72,603	22,776	29,385	3,625	334,260	(64,937)	269,323

Cost of revenues and operating expenses	195,080	65,822	21,479	25,908	3,153	311,442	(70,334)	241,108
Operating income	10,791	6,781	1,297	3,477	472	22,818	5,397	28,215

(3) Overseas revenues

Three months ended December 31, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	69,400	23,752	32,180	9,158	134,490
Consolidated revenues					269,323
Ratio of overseas revenues to consolidated revenues	25.8%	8.8%	11.9%	3.4%	49.9%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Dec. 31, 2008
	Amount	%
Farm Equipment and Engines	159,398	59.2

Domestic	48,997
Overseas	110,401
Construction Machinery	20,052	7.4

Domestic	4,973
Overseas	15,079
Internal Combustion Engine & Machinery	179,450	66.6

Domestic	53,970	20.1
Overseas	125,480	46.5
Pipes and Valves	49,080	18.2

Domestic	46,197
Overseas	2,883
Industrial Castings	10,407	3.9

Domestic	5,832
Overseas	4,575
Pipes, Valves, & Industrial Castings	59,487	22.1

Domestic	52,029	19.3
Overseas	7,458	2.8
Environmental Engineering	14,239	5.3

Domestic	12,992	4.8
Overseas	1,247	0.5
Building Materials & Housing	1,754	0.7

Domestic	1,754
Other	14,393	5.3

Domestic	14,088
Overseas	305
Other	16,147	6.0

Domestic	15,842	5.9
Overseas	305	0.1
Total	269,323	100.0

Domestic	134,833	50.1
Overseas	134,490	49.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 16, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director, General Manager of Finance & Accounting Department